EXHIBIT 11

BTG, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
(Amounts in Thousands, Except Per Share Data)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Net income	$41	$1,260	$1,390	$2,705

Weighted average common stock shares outstanding during the period (used in the calculation of basic per share results)	8,936	9,005	8,921	8,997
Dilutive effect of common stock options	292	124	196	122

Weighted average common stock and potentially dilutive securities outstanding during the period (used in the calculation of diluted per share results)	9,228	9,129	9,117	9,119

Basic earnings per share	$0.00	$0.14	$0.16	$0.30

Diluted earnings per share	$0.00	$0.14	$0.15	$0.30